July 30, 2007

VIA EDGAR AS A “CORRESPONDENCE”

H. Christopher Owings Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Mail Stop #3561 Washington, DC 20549

                RE:    Great Plains Energy Incorporated
                      Form 10-K for Fiscal Year Ended
                      December 31, 2006
                       File No. 001-32206

                      Kansas City Power & Light Company
                      Form 10-K for Fiscal Year Ended
                      December 31, 2006
                    File No. 000-51873

Dear Mr. Owings:

Great Plains Energy Incorporated (the "Company") is submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated July 18, 2007 (the "Comment Letter"), with respect to the Form 10-K for Fiscal Year Ended December 31, 2006 (File No. 001-32206), and Form 10-K for Fiscal Year Ended December 31, 2006 filed by the Company's subsidiary Kansas City Power & Light ("KCP&L") (File No. 000-51873).

The Company and, where applicable, KCP&L have responded to all of the Staff's comments.  The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the respective Company or KCP&L Form 10-K.

Securities and Exchange Commission

All page number references in the Company's responses correspond to the page numbers included in the respective Company or KCP&L 10-K.

Great Plains Energy Incorporated and Kansas City Power & Light Company Form 10-K

Note 9, Equity Compensation, page 96

10.
We note your response to comment 48 in our letter dated June 7, 2007.  Based on paragraph B93 of SFAS 123R, compensation expense should be based on the grant date fair value of the award, which in concept includes the present value of dividends.  However, since you subtract the present value of dividends in calculating compensation cost at the grant date and you do not give effect to the dividend shares that will be issued when the restrictions lapse, it appears you are understating compensation expense.  Based on the above cite, it appears you should subtract the present value of dividends in calculating compensation expense only in those circumstances in which the employee forgoes the dividend during the restricted period and does not receive additional shares or cash.  In your case, the employee receives dividends that were earned during the restricted period.  Please revise your accounting or, if you do not agree, explain to us in detail how your accounting complies with paragraph B93 of SFAS 123R.

Response:  Great Plains Energy will revise accounting prospectively beginning with the Great Plains Energy Quarterly Report on Form 10-Q for the nine months ended September 30, 2007.  The after-tax impact of this change from January 1, 2005 through December 31, 2006 is less than $300,000.

Note 20, Common Shareholders’ Equity, page 118

11.
We note your response to comment 50 in our letter dated June 7, 2007, and we note you concluded that the forward sale agreement qualifies for the scope exception in paragraph 11.a of SFAS 133.  As the settlement amount of the forward sale agreement is based, in part, on a floating interest factor equal to the federal funds rate less a fixed spread, please explain to us in detail how you concluded this instrument is indexed solely to your own stock, as contemplated in paragraph 11.a.(1) of SFAS 133.  In your response, please explain your consideration of the guidance in paragraph 286 of SFAS 133, which requires derivative treatment for contracts that provide for settlement in shares of an entity’s stock but that are indexed in part to something other than the entity’s stock.

Response:  Any forward contract inherently has an interest cost component embedded within the terms of the agreement.  Great Plains Energy’s equity forward sale agreement is no different than any other forward contract, with the exception that the inherent interest cost component (Daily Rate) resets every business day during the tenor of the agreement.  The Daily Rate is comparative to a risk-free rate of return designed to compensate Merrill Lynch for executing the forward sale agreement.  Great Plains Energy’s equity forward sale agreement contains a Daily Rate provision which is tied to the federal funds rate minus a fixed spread of 2.5%. A literal

Securities and Exchange Commission

interpretation of paragraph 286 of SFAS No. 133 could lead to the position that, when viewed over the entirety of the forward contract’s life, the Daily Rate component of the equity forward sale agreement may be considered “dual-indexed” as written in paragraph 286.  However, as we have discussed with the Staff, we believe that the fact that the forward contract may be terminated and settled on any day over its contractual term, with no further rights and obligations accruing to either the Company or Merrill Lynch once settlement has occurred, make the forward contract akin to a series of overnight forward contracts, each of which has a determinable forward price that is fixed for the overnight period.

Notwithstanding our belief that the forward contract is akin to a series of overnight forward contracts, we believe that the indexation to the federal funds rate that becomes apparent when viewed over the entirety of the forward contract’s life is no different than the interest rate component that is inherent in the pricing and valuation of any forward or option based contract.  The accounting profession has recognized that there are issues arising from the interaction between the interest rate component of such contracts, the meaning of the term “Indexed to the Company’s Own Stock” and their combined impact on evaluating contracts under the provisions of SFAS No. 133.  Specifically:

•
The Emerging Issues Task Force (EITF) has had EITF 02-D on its agenda since early 2002.  Currently, EITF Issue 02-D is pending further progress on Phase II of the Board’s liabilities and equity project.

•
In deliberating EITF 01-6, the task forced noted that “Even though the points in the above FAS 133 Implementation Issues appear clear, there continues to be some ambiguity in what indexed only to a company's own stock means in FAS 133.  Specifically, the decision by a holder of convertible debt whether to exercise the conversion option is based upon several factors.  Some of those factors may include the current stock price, the current dividend yield, and the projected stock price – all of which appear to be consistent with the criteria that the conversion option is indexed to a company's own stock.  However, other factors may include the current interest rate environment, the credit rating of the company, and the forecasted interest rate environment – all of which appear to be inconsistent with the criteria that the conversion option is indexed to a company's own stock.  Despite those factors that may affect the holder's decision of whether to exercise the conversion option, paragraph 61(k) of FAS 133 indicates that when an entity issues debt that is convertible into its own stock, the issuing entity qualifies for the exception in paragraph 11(a) because a separate option with the same terms would not be considered a derivative.”  [emphasis added][1]

    · In July 2007, the EITF Agenda Committee agreed to add an issue to the EITF Agenda to specifically address various common components of forward pricing and settlement, and such components interaction with the meaning of the “term indexed to the company’s own stock.”  In the Agenda Committee writeup, “forward contracts that have a forward

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1 Paragraph 9, Exhibit 01-6, EITF 01-6, Issue Summary 1

Securities and Exchange Commission

price that increases on a daily basis by the overnight Fed Funds rate (as opposed to a forward price that is determined based on the interest rate environment on the date the contract is entered into)” are specifically identified as warranting consideration.

We believe that the above demonstrates the extent to which the issue of “Indexed to the Company’s Own Stock” has been debated over the last several years, without having reached resolution on the issue to date.  In addition, current practice is the Daily Rate adjustment in an equity forward sale agreement does not preclude equity classification (pursuant to the requirements of EITF Issues 01-6 and 00-19), thereby meeting the requirements in paragraph 11(a) of SFAS No. 133.

In closing, Great Plains Energy made a good faith effort to account for the equity forward sale agreement consistent with Generally Accepted Accounting Principles in place at the time of the transaction.  Great Plains Energy does not believe that the forward contract meets the spirit and intent of  paragraph 286 and, therefore believes the contract is required to be classified in stockholders’ equity.

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Please telephone the undersigned at (816) 556-2608 if you have any questions or need any additional information.

Very truly yours,

Mark G. English
General Counsel and Assistant Secretary